Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

corporate.communications@usairways.com May 1, 2013 > Issue 11 Arrivals A joint merger communication for employees of the new American Creating a premier global carrier A Tale of Two Airlines Dotting the I’s and Crossing the T’s There’s still plenty of work ahead of us, but already we’ve made major progress on the milestones leading up to the close of our merger. Here’s a quick checklist of what we’ve done and what’s still to come. Beverly Goulet, American SVP and Chief Integration Officer (second from left) and Doug Parker, US Airways CEO (far right) joined friends and advisors for some revelry at the HOBY dinner. American Airlines and US Airways have a lot more in common than our patriotic names! We each have vibrant cultures that value customer service, celebrate community involvement and foster great careers and lasting friendships. Here’s a little more about who we are, what we do and where we’re going together. The workforces of American and US Airways are more similar than not, and are comparable when it comes to average age and seniority. As you can see in the charts*, skill and experience are two things that our companies both have in abundance. Each airline has thousands of employees with more than 35 years of committed service, including several who have worked for us for more than half a century. At the same time, talented new people join our ranks every day, giving us both a wide range of diverse and interesting perspectives. In addition to planning all aspects of the merger and the integration process, the leaders of American and US Airways have been taking time to get to know each other. Senior executives and advisors from both companies gathered at the annual Hugh O’Brian Youth Leadership Foundation’s 2013 awards dinner, where US Airways CEO Doug Parker received the Albert Schweitzer Leadership Award for his achievements as CEO and his involvement in the community. *Illustrates domestic employees Send us your questions! corp.comm@aa.com

2 corporate.communications@usairways.com Send us your questions! corp.comm@aa.com How Will the Merger Benefit Phoenix? The merger of American and US Airways will: > Establish PHX as a key hub in the combined airline’s global network, resulting in more travel options for Arizona customers. > Create a larger, more global network that will make international service to PHX more viable and sustainable. > Support jobs and communities throughout the region – together, American and US Airways employ approximately 10,100 people and serve four locations throughout the state, with 288 daily flights out of Sky Harbor alone. Thoughts from Third Parties “Phoenix and Tempe are likely to be stronger with the significant operational and corporate presence of the new American Airlines, and we are pleased to be in such a position to work with the new merged airline to retain and expand those US Airways jobs currently in our region.” — Greg Stanton, Mayor of Phoenix, and Mark Mitchell, Mayor of Tempe (3.15.13) “I am confident the joining of US Airways and American Airlines will result in a stronger carrier with broader resources and better ability to compete in the marketplace and serve the American public.” — Jan Brewer, Governor of Arizona (3.15.13) “The investment to Sky Harbor as a result of the strong US Airways presence will continue to pay dividends to our community. The airline will still have a significant presence here and remain part of our community.” — Ryan Suchala, President, Bank of Arizona (2.22.13) Heard in the Sky “I like the fact that on most days it is sunny, which makes camaraderie that much more special. Sunny weather makes for sunny people.” — Val Dirks, Customer Service Agent, Passenger Service, US Airways “Our leadership in PHX make a point of interacting and communicating with all our ACS employees as well as those in other departments located in the PHX Hub (Inflight, Pilots, Maintenance) – working together to run the best operation possible. Ideas are shared between Hubs so that we can learn from each other and improve our overall service. It’s a great group of people!” — Pat Chilton, Executive Assistant, US Airways “Choose a job in the Phoenix Hub that you love, and you will never have to work a day in your life.” — Steve Hobbs, Fleet Service Agent, PHX Tower, US Airways Hub Love: Phoenix (PHX) America’s Friendliest Airport® has some bragging rights when it comes to the new American. PHX was the major hub for America West Airlines from August 1, 1983 until 2005 when the hometown carrier merged with US Airways. American was the first major carrier to serve PHX, starting passenger and Air Mail service in 1930 and the first jet service in 1960 with flights to Chicago and New York. Phoenix Sky Harbor International Airport (PHX) > At 78 years old, PHX has grown from a strip of land called “The Farm” to one of the ten busiest airports in the nation for passenger traffic, with more than 40 million passengers arriving and departing on more than 450,000 takeoffs and landings in 2012. > PHX is a vital economic engine for Phoenix and Arizona, with a $79 million daily economic impact on the city and state – including more than 800 tons of air cargo handled daily. > British Airways operates a daily nonstop flight to Heathrow, so after the merger closes, PHX will be a oneworld® city! > The PHX Sky Train™, the airport’s automated, electrically-powered people mover, opened in April. The Sky Train now connects passengers in Terminal 4, where US Airways operates, to the economy parking lots and Phoenix’s METRO light rail system. The Sky Train will expand to all PHX terminals by early 2015. > How did Sky Harbor get its name? Scenic Airways, Inc., a carrier that planned to start flights to the Grand Canyon from PHX, purchased some land, built some facilities and called the airport “Sky Harbor” in 1928. > As a young aviator, former Arizona U.S. Senator Barry Goldwater plowed a runway on a patch of land that is now Phoenix Sky Harbor Int. Airport.

Send us your questions! corporate.communications@usairways.com corp.comm@aa.com 3 Culture Club: Spotlight on Employees Meet Greg Leigh Fort Lauderdale (FLL) Airport Operations Agent, American Meet Donald Shea, Jr. Boston Logan International Airport (BOS) Operations Tower Lead, US Airways Being an agent is no easy feat – ensuring that our customers are satisfied and our flights are dispatched in a timely manner is a vital part of our company’s operations. With 29 years at American, Greg has been lauded for his dedication and commitment to the customer experience. Job description: I work at both the gates and in operations. What’s your favorite part of your job? I enjoy being around the airplanes and getting to meet hundreds of new people every day. What do you think is the most challenging part of your job? There are many factors which impact the smooth operation of a flight’s schedule such as weather, mechanical problems and airport facility issues. The challenge is to provide the customer with a positive experience despite these negative occurrences. What makes a great Airport Operations Agent? Focusing on making it happen for the customer! We are bound by many policies and procedures, some of which limit our ability to deliver on what our customer is asking. Taking a moment to think how you would want your mom or dad to be treated, and then showing your respect for the customer as a human being, sometimes makes all the difference to that person - even if the outcome isn’t as satisfying as either of you might have hoped it would be. What would you say is your proudest American moment? It was definitely when FLL won the Customer Cup in 2012. Our customers showed they appreciated our expertise and commitment. What would your fellow employees be surprised to know about you? I would say that I really do love them all – American is my family! Don has 32 years in the airline industry, which started with Piedmont Airlines in Boston as a ramp/operation/forms agent. We spoke with him about his experiences at BOS. Job description: I oversee many aspects of Boston’s operations, communicating with our Operations Center, flight crews, maintenance and catering employees. I’ve worked on fuel inventory for 22 years and gate planning for BOS for five years, including our busy Shuttle flights to DCA and LGA. What’s your favorite part of your job? Working in the BOS Operations Tower and being involved with airport authorities (Massport), our Operations Center in PIT, airline vendors and even other airlines, including American! Even though I have worked here for over 32 years it still amazes me to watch 747s take off and land. What do you think is the most challenging part? Irregular operations for sure. The weather in Boston presents lots of challenges for us but we work through them well and air traffic control challenges in the busy east coast sector keeps our phones ringing. What makes a great Fleet Service employee? Team work, knowledge, communication and hard work. Our Fleet Service and Customer Service Agent team is Boston Proud and Boston Strong! What would you say is your proudest US Airways moment for you and your coworkers? The support of my family and my US Airways family after I was diagnosed with leukemia in 1989. I am now a 24-year cancer survivor. I’m part of a group of employees who organize annual holiday and summer family events for employees. We hope to be able to continue this tradition with our merger with American.

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com 4 Celebrating Cinco de Mayo Cinco de Mayo, on May 5, is a national holiday in Mexico, but celebrations are often carried out in large Mexican-American communities in the U.S. The holiday commemorates the Battle of Puebla on May 5, 1862 that ultimately led to Mexican independence, which is officially celebrated on September 16. Cinco de Mayo is also about celebrating the Mexican way of life, and today there are more than 370 festivals worldwide. Parades, dancing, festivals, food and the sounds of Mariachi bands accompany the holiday. With service to 21 destinations in Mexico on American and US Airways, you can jet off to experience the local flavor of Cinco de Mayo and celebrate the holiday with our neighbors!

corp.comm@aa.com Send us your questions! corporate.communications@usairways.com 5 May We Have Your Attention? Following is legal language, which we’re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/ or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents withthe SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED, TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in thesolicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/ prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. Stay in the Know We’ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways) Questions: corp.comm@aa.com or corporate.communications@usairways.com Arrivals May 1, 2013 ISSUE 11 Past issues available on new Jetnet and Wings